PMU News Release #08-09 TSX, AMEX Symbol PMU

September 11, 2008

Pacific Rim Mining Announces Fiscal 2009 First Quarterly Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three months ended July 31, 2008. Details of the Company’s financial results are provided in its Q1 2009 consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and with development and exploration assets in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the El Dorado gold project in El Salvador. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights

	Three Months Ended July 31, 2008	Three Months Ended July 31, 2007
Summarized Statement of Loss*
Revenue	$1,808	$1,339
Operating costs	$1,204	$139
Exploration expenditures	$2,451	$2,346
Loss for the period	$(3,269)	$(1,459)
Loss per share (basic and diluted)	$(0.03)	$(0.01)
Weighted average shares outstanding (basic and diluted)	116,915,460	109,781,960

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(3,329)	$(3,003)
Cash Flow provided by investing activities	$2,084	$1,379
Net decrease in cash and cash equivalents	$(1,245)	$(1,624)

	at July 31, 2008	at April 30, 2008
Summarized Balance Sheet*
Cash and cash equivalents	$677	$1,922
Cash and cash equivalents, short term investments and inventories	$3,900	$7,444
Total assets	$14,704	$18,270
Total liabilities	$5,646	$6,109
Working Capital	$1,580	$4,723

*all amounts in thousands of US dollars, except share and per share amounts

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Fiscal 2008 Technical and Corporate Developments
The Company’s technical and corporate activities for the three months ended July 31, 2008 include:

  In May 2008 the Company restarted work on the El Dorado gold project feasibility study, which had been put on hold in March 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the feasibility study. Completion of the feasibility study will provide the Company and its shareholders with a mine plan for El Dorado based on the updated resource estimate and current input and commodity prices. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008.

  In July 2008 the Company suspended drilling activity at its El Dorado project and commenced the lay off of El Salvador-based staff, having made the decision to reduce its El Salvador exploration and investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project.

  During Q1 2009 the Company incurred a loss of $3.3 million and as at July 31, 2008 has an accumulated deficit of $78.0 million. The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes. These conditions and risks cast substantial uncertainty on the validity of the going concern assumption as presented in the notes to the financial statements.

Results of Operations
For the three month period ended July 31, 2008, Pacific Rim recorded a loss of $(3.3) million or $(0.03) per share, compared to a loss of $(1.5) million or $(0.01) per share for the three month period ended July 31, 2007. The $1.8 million increase in net loss for Q1 2009 compared to Q1 2008, despite a moderate increase in revenues, is primarily related to increased mine operating costs and increased general and administrative costs.

Mine Operating Income
Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $1.8 million in Q1 2009, compared to $1.3 million in Q1 2008. The increase in revenue quarter over quarter is attributable to significant improvements in the average realized gold price ($904 per ounce for Q1 2009 compared to $679 per ounce for Q1 2008) that offset the decrease in gold production from the Denton-Rawhide mine (2,227 ounces of gold for Q1 2009 compared to 3,042 ounces for Q1 2008).

Cost of sales was $1.3 million in Q1 2009 compared to $0.2 million in Q1 2008. This $1.1 million increase quarter over quarter is due to rising operating costs at the Denton-Rawhide mine ($1.2 million during Q1 2009 compared to $0.1 million during Q1 2008).

As a result of the decrease in revenues between Q1 2008 and Q1 2009, and increase in mine operating costs, mine operating income decreased by $0.6 million quarter over quarter, from $1.1 million in Q1 2008 to $0.5 million in Q1 2009.

Expenses
Net non-operating expenses increased during Q1 2009 to $3.7 million from $2.6 million during Q1 2008.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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Despite the slow down in activity, exploration expenditures increased marginally quarter over quarter, from $2.3 million during Q1 2008 to $2.5 million during Q1 2009 primarily due to the resumption of expenditures related to the El Dorado feasibility study.

General and administrative expenses increased between Q1 2008 ($0.7 million) and Q1 2009 ($1.3 million) primarily as a result of increased legal fees as well as increased expenditures related to the Company’s year end regulatory filings.

The Company realized interest income of $0.1 million in each of Q1 2008 and Q1 2009, earned on cash and short term investments held during each of the above 3 month periods.

The Company booked an unrealized foreign exchange loss of $0.1 million during Q1 2009 compared to an unrealized foreign exchange gain of $0.3 million during Q1 2008. The decrease in foreign exchange gain quarter over quarter primarily reflects the decrease in the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

Unusual Items
There were no unusual items booked in either Q1 2009 or Q1 2008.

Summary
As a result of the decrease in mine operating income and increase in expenses, the Company realized an after-tax loss for Q1 2009 of $(3.3) million or $(0.3) per share, compared to a loss of $(1.5) million ($(0.01) per share) for Q1 2008.

Liquidity and Capital Resources

Cash
During Q1 2009 Pacific Rim’s cash and cash equivalents decreased by $1.2 million from $1.9 million at the end of fiscal 2008 to $0.7 million at the end of the Company’s first quarter of fiscal 2009. At July 31, 2008 short term investments (consisting of short term, redeemable guaranteed investment certificates and bankers acceptances) were $2.0 million compared to $4.2 million at April 30, 2008. Inventory, consisting of production inventory in process at the Denton-Rawhide mine and bullion inventory not yet sold, was $1.2 million at July 31, 2008 compared to $1.3 million at April 30, 2008. The total of cash and cash equivalents, short term investments and bullion inventory (which in the Company’s opinion are collectively equivalent to cash, being available to cover short-term cash requirements) was $3.7 million at July 31, 2008 compared to $7.2 million at April 30, 2008, a decrease of $3.5 million.

During Q1 2009 the Company received cash flow from the following sources: $0.1 million from Denton-Rawhide operations, $2.2 million in net redemptions of short term investments. Outlays of cash during the year included: $2.3 million in direct exploration expenditures, $1.1 million in direct general and administrative expenses and $0.2 million in the purchase of property, plant and equipment. The net of these cash inflows and outlays was a decrease in cash and cash equivalents of $1.2 million during the Company’s first quarter of fiscal 2009.

Working Capital
At July 31, 2008, the book value of Pacific Rim’s current assets stood at $4.1 million, compared to $7.7 million at April 30, 2008, a reduction of $3.6 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures as outlined in Sections 6 and 7 above. Property, plant and equipment and closure fund balances did not change significantly during the Company’s first quarter of fiscal 2009 and were valued at $6.8 million and $3.8

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
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million respectively at July 31, 2008 and April 30, 2008. The Company’s total assets at the end of its first quarter of fiscal 2009 were $14.7 million compared to $18.3 million at the end of fiscal 2008.

At July 31, 2008, Pacific Rim had current liabilities of $2.5 million compared to $2.9 million at April 30, 2008. The $0.4 million decrease in current liabilities is due to a decrease in accounts payable, reflecting invoices received but not paid at July 31, 2008. Future income tax liability, asset retirement obligations, pension and post-retirement benefit liability and severance liability did not change between the fiscal 2008 year end and the end of the Company’s first quarter of fiscal 2009 and were valued at $1.0 million, $1.6 million, $0.1 million and $0.4 million respectively. Currently, Pacific Rim has no short- or long-term debt.

The $3.6 million decrease in current assets offset in part by the $0.4 million decrease in current liabilities, resulted in a $3.1 million reduction in working capital from $4.7 million at April 30, 2008 to $1.6 million at July 31, 2008.

The Company has substantially reduced its El Salvador exploration programs and anticipates continuing to operate at these reduced levels during fiscal 2009, until such time as the El Dorado exploitation concession permit is received. The Company’s exploration plans for the remainder of fiscal 2009 are:

  to complete work on the El Dorado project feasibility study, expected to be completed by December 2008.
  to conduct a mapping and surface sampling program on the Company’s two Costa Rican properties and to launch a grassroots reconnaissance program in Guatemala to continue to advance the El Dorado, Santa Rita and Zamora-Cerro Colorado projects by mapping, surface sampling and trenching, maintaining the licences in good standing.

The Company anticipates that its fiscal 2009 exploration plans as outlined above will cost approximately $1.0 million and that general and administrative costs will decrease compared to fiscal 2008 expenditures due to anticipated staffing reductions. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2009. In order to undertake an expanded exploration program the Company may require additional financing during fiscal 2009. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Though the Denton-Rawhide operation is expected to contribute funds over the coming fiscal year that will be used for exploration or general and administrative expenses, the operation’s contributions to the Company’s cash available for exploration is decreasing annually and in fiscal 2009 it is not expected to contribute significant amounts to the Company’s available working capital. The Company anticipates receiving cash flow from tipping fees related to the sale of the Denton-Rawhide open pits (see Section 4.3), as defined under the terms of the Denton-Rawhide Property Purchase and Sale Agreement expected to close in October 2008 once the landfill becomes operational. Substantial additional financing will be required if the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado during the coming fiscal year.

Production
Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.co mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during Q1 2009 was 2,227 ounces of gold and 19,331 ounces of silver at a total cash production cost of $521 per ounce of gold produced (calculated as per industry standards and net of silver credits). During Q1 2008, Pacific Rim’s share of production was 3,042 ounces of gold and 26,634 ounces of silver at total cash production costs of $246 per ounce. Cash production costs per ounce of gold increased quarter over quarter primarily due to the ongoing decreases in production since the cessation of active mining at the operation, which provides fewer ounces over which to spread the operating costs. Furthermore, Q1 2008 production costs include a credit for silver sales for which there is no corresponding credit in Q1 2009.

Q1 2009 gold production from Denton-Rawhide was approximately 27% lower than in the same period a year earlier. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation that was further impacted during Q1 2009 by the removal of the Merrill-Crowe circuit, which is being substituted by an expansion of the carbon circuit. This substitution commenced during fiscal 2008 and was completed subsequent to the end of Q1 2009. Replacing the Merrill-Crowe with an expanded carbon circuit is expected to cut processing costs by reducing the cost of consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of the portion of silver no longer recovered.

A variety of techniques are being employed at the Denton-Rawhide mine to maximize gold production as the operation continues through the residual leach phase. These efforts may result in short term increases in gold production at Denton-Rawhide but are not expected to materially offset the long term slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the remainder of fiscal 2009. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Outlook
Going forward, Pacific Rim will continue to operate a reduced exploration program within El Salvador until such time as the Company receives the permit for the El Dorado exploitation concession. Without receipt of this permit, or final approval of its El Dorado EIS, which would strongly indicate the Government of El Salvador’s intention to grant the El Dorado exploitation concession, the Company does not intend to invest the millions of dollars in exploration in El Salvador, either on the El Dorado project or its grassroots Santa Rita or Zamora-Cerro Colorado projects, it has in previous years. The Company anticipates expending approximately $1.0 million on exploration during fiscal 2009, which will be spent on low cost mapping, sampling and trenching programs at El Dorado, Santa Rita and Zamora-Cerro Colorado, as well as initial exploration and prospecting on its new Costa Rican gold projects, and on limited community relations programs in the El Dorado and surrounding area. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities.

The Company will continue its extensive outreach efforts to federal and municipal government officials, church leaders, business leaders, and citizens while it seeks a resolution to the permitting issue. Pacific Rim’s history of supporting local inhabitants and building bridges with all stakeholders is well documented, is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it operates.

Should a negotiated resolution to the ongoing delays in obtaining the El Dorado exploitation concession, or other indications that a resolution may be forthcoming as described above not materialize in the near

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.co term, the Company intends to initiate legal proceedings under both CAFTA and El Salvadoran law to protect its rights regarding the future of the El Dorado project.

The Denton-Rawhide land sale agreement is expected to close during the Company’s second quarter of fiscal 2009, after which the Company intends to investigate methods by which it can monetize its long term royalty payment on the landfill operation proposed by the purchasers. Gold production at Denton-Rawhide is expected to continue at declining rates throughout the remainder of fiscal 2009 as is typical of residual leach operations.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Forward Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to environmental regulation and liability; risks related to hedging activities; political and regulatory risks associated with mining and exploration; and other risks and uncertainties related to the Company’s prospects, properties and business strategy detailed elsewhere in this MD&A and in the Company’s Annual Information Form for the year ended April 30, 2008 (incorporated by reference into the Company’s Form 40F on file with the US Securities and Exchange Commission). Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.co